SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

Portal Software, Inc.

(Name of Subject Company)

Portal Software, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par Value $0.001 Per Share

(Title of Class of Securities)

736126301

(CUSIP Number of Class of Securities)

Larry Berkovich

Senior Vice President, General Counsel and Secretary

Portal Software, Inc.

10200 South De Anza Boulevard

Cupertino, CA 95014

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With a copy to:

Michael S. Ringler, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market, Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Employee FAQ

Q.	Why are we being acquired?
A.	Oracle is adopting a strategy of developing key industry business units. Communications is the fourth largest industry in terms of software spend in 2005, and Portal’s solutions complement Oracle’s existing product portfolio. Communications service providers worldwide have told Oracle that accessing an integrated packaged applications suite is one of their highest priorities. The combination of Portal and Oracle creates the first integrated packaged applications and technology suite for the communications industry.
Q.	Why is this good for Portal?
A.	Portal alignment with a global enterprise software leader will provide great opportunity for innovation and growth. Portal will benefit from Oracle’s global infrastructure, brand name and resources to accelerate and grow Portal’s business. Portal employees will lead and grow the Billing and Revenue Management business for the combined companies. Finally, this acquisition eliminates viability concerns raised through NASDAQ delisting and other ongoing SEC reporting issues.
Q.	Why is Oracle interested in Portal?
A.	Communications is a focus industry for Oracle because it is the fourth largest industry in terms of software spend. Billing and Revenue Management represents the largest area of customer investment. Communications customer have told Oracle that access to an integrated packaged application suite is a top priority for them and that they are looking for a global convergent platform that supports all business processes, services, markets and geographies.

The combination of Oracle’s ERP, CRM and infrastructure software with Portal’s billing and revenue management solution provides the industry’s first integrated OSS/BSS solution. This will help increase Oracle’s addressable customer base and will help solidify their leadership in the industry.

Q.	If the results of Q4 were so good, why are we doing this?
A.	The acquisition of Portal by Oracle is good for shareholders, employees and customers. Over the past year, Portal has made significant strides in gaining traction with strategic customers, right sizing the company, and streamlining internal processes. This, plus our best in class technology, has made Portal extremely attractive to outside investors and also to Oracle. Portal technology and employees will become the foundation for Oracle’s new global communications business unit focusing on billing and revenue management. This will allow Portal to continue to innovate and provide opportunities for Portal employees. Having an integrated solution will enable our customers to improve their understanding and care of their subscribers, reduce revenue leakage, and enable faster time to market for new services at lower cost. Finally, with the backing of Oracle, our customers will benefit from enhanced support and services such as 24 x 7 support.
Q.	How will we fit into Oracle’s structure, and what will the new organization look like?
A.	Portal will continue operating as a separate business unit within Oracle with its own P&L, similar to Oracle’s Retail Global Business Unit (RGBU). The Portal business unit is expected to report to Charles Phillips, President of Oracle. The business unit will include strategy, development, sales, consulting and marketing and work closely with their counterpart organizations within Oracle. The balance of the Portal organization will align functionally within Oracle to leverage their global infrastructure. Portal support will combine with Oracle’s support organization, Portal training will combine with Oracle University, and Portal F&A will combine with Oracle’s F&A organization.

Portal management and employees will lead and grow the Billing and Revenue Management business for the combined companies in a new communications business unit. This demonstrates confidence in Portal’s vision and leadership, and in Portal’s employees’ ability to execute.

Q.	When will the acquisition be final?
A.	Before the acquisition is final, there are a series of steps that will need to be taken including regulatory acceptance of the transaction. It’s expected that the deal will close in June 2006, although there are no guarantees as some items, such as regulatory approval, are outside our control. Until the deal closes, each company will continue to operate independently, and it is business as usual.
Q.	What happens after the acquisition is finalized?
A.	The intent will be to merge the legal entities quickly, which will also mean confirming new offers of employment and any changes as a result of the new employment status. This may take a few weeks to finalize. There will be a team of people from both Portal and Oracle focused on completing all these activities as quickly as possible.
Q.	How will the acquisition impact my job?
A.	In the short term it is important to keep focused on your current goals and objectives. Employee focus should be on 100% customer satisfaction so that we can ensure a smooth transition for customers without interruption and maximize customer retention and minimize customer churn.

Employment decisions will be communicated quickly, depending on local rules and regulations, once the acquisition has closed. At this time, Oracle expects to retain the vast majority of employees as we accelerate efforts on a combined basis.

Q.	Will we still be conducting the focal reviews?
A.	As currently planned, the close of this deal could occur around the time our focal review process. Management at Portal and Oracle are keenly aware of this and are reviewing the timing to determine the best approach to the focal review process.
Q.	How will this impact my benefits?
A.	Over time we will migrate to the benefits offered by Oracle. In the US, Oracle offers a comprehensive benefits plan, called OracleFLEX, that provides a benefits package that allows eligible employees to choose coverage levels and benefits that best meet their needs and those of their eligible dependents. The expectation is that, as Oracle benefits programs worldwide are highly competitive, Portal employees internationally will migrate to these plans over time.
Q.	What happens to my stock options?
A.	Vested “in the money” options will be cashed out at per share value in the approved tender offer. Unvested options (both in the money and underwater options) will be converted to Oracle stock options.
Q.	Who will sell Portal 7?
A.	Prior to the closing of the transaction, Portal will continue to operate as a separate and independent business. Employees should act as business as usual until the acquisition is final.
Q.	Can Oracle and Portal position and demonstrate a joint Oracle / Portal solution?
A.	Portal and Oracle need to act as separate companies, so generally speaking, not before the transaction is closed. Each company’s salesforce needs to continue to sell and position their own products.
Q.	Can we talk with Oracle about their activities in a particular account?
A.	Before closing, for accounts where Oracle and Portal are pursuing the same customer, business should continue as usual and the teams should be working together to sell their own products. Until the closing of the transaction, there shall be no joint proposals made to customers or prospects. If you need further clarification, please contact your regional sales vice president.
Q.	What marketing materials are available to help us with messaging and positioning of this transaction?
A.	There is a wealth of material available on InfoSource including a presentation, a general FAQ, a press release and customer and partner emails that were sent on the day of the announcement. You can also find materials on Oracle’s site at www.oracle.com/Portalsoftware.
Q.	What is the acquisition integration timeline?
A.	Oracle and Portal have just announced that they have entered into a definitive agreement whereby Oracle will acquire Portal. Until the transaction officially closes, we cannot comment on the timing of future integration plans. We will communicate any updates with customers when they become available. We expect the transaction to close in June 2006.
Q.	Will training on Portal products continue?
A.	Yes. Until the closing of the transaction, Portal continues to operate as a separate and independent business. After the transaction closes, we currently plan to combine the Portal education program with Oracle University. We want to ensure that our customers’ software provides the best possible service for their organizations, and we know excellent training is critical to reach that goal.
Q.	Will existing Portal customer contracts be honored after the closing of the transaction?
A.	Yes. After the closing of the transaction, Oracle intends to honor the terms and conditions of existing Portal contracts.
Q.	Will the Portal leadership and employees be retained?
A.	Yes. The goal of this combination is to complement the offerings of the Oracle and Oracle intends to maintain Portal as a separate communications business unit focusing on revenue management within Oracle. The Portal business unit will include strategy, development, sales, consulting and marketing. Oracle intends to retain the existing Portal management team to lead billing and revenue management and will retain the industry domain knowledge and customer relationships.
Q.	Will we be moving to Redwood Shores or other local Oracle facilities?
A.	We know that minimizing commute is important to our employees. As the agreement becomes finalized, we will have discussions with Oracle to determine the best option for our new operations. We will be working with Oracle to do what makes sense for our Global offices.
Q.	I’m a Ness employee. How does this affect me?
A.	The members of our Portal/India team that are employed by Ness will continue to work for the Portal EDC. This event does not change our working relationship with Ness and the Ness employees remain as valuable as before this announcement.
Q.	Does this announcement have any impact on Portal’s long-term plan to transfer the Ness employees to Portal?
A.	The transfer remains a part of the Portal strategy. The timing of the transfer will be re-evaluated once the transaction has closed. Oracle already has a significant infrastructure in Bangalore which will simplify the logistics of a transfer once the business decision has been taken that a transfer should occur.
Q.	Why didn’t you tell us sooner?
A.	Inevitably there are some things that are not possible to share widely given the associated legal restrictions. We will provide a regular flow of communications and updates to keep you informed as the process progresses.
Q.	Who do I go to if I have a concern or questions?
A.	There are several paths open to you:
•	address any issues or concerns to your direct line manager
•	the Q+A hotline on Portal Infosource
•	speak to your local HR Business Partner
•	call any member of estaff
Q.	What if I get calls from outside Portal, what should I say?
A.	If you get any questions from press or analysts, please direct them to Kevin Payne. If you receive any calls from customers, please contact the appropriate regional sales or services lead.

Forward Looking Statement

Statements in this employee FAQ regarding potential customer relationships, the possibility of contracted services from Portal, and future financial standings are forward looking statements. Such forward looking statements may not materialize and involve significant uncertainties and risks. These and other factors are described in detail in our Annual Report on Form 10-K for the fiscal year ended January 31, 2004 and our quarterly reports on Form 10-Q. All statements made in this employee FAQ are made only as of April 12, 2006. Portal undertakes no obligation to update the information in this release in the event facts or circumstances subsequently change.

Additional Information:

The tender offer described in this employee FAQ for the outstanding shares of Portal Software, Inc. has not yet commenced, and this employee FAQ is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an Offer to Purchase and the related Letter of Transmittal. We urge investors and security holders to read the following documents, when they become available, regarding the tender offer and acquisition (described above), because they will contain important information:

•	Oracle Systems Corporation’s Tender Offer Statement on Schedule TO including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery

•	Portal Software’s Solicitation Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free at the SEC’s web site at http://www.sec.gov. Free copies of each of these documents (when available) can also be obtained from the information agent for the offer, which will be announced.

Safe Harbor

This employee FAQ contains forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. These forward looking statements include, among others, statements regarding the proposed tender offer price and our expectations concerning the benefits to our shareholders if the transaction is consummated. There is a risk that the transaction might not close and shareholders would not receive the expected benefits. The transaction is subject to certain regulatory approvals. Further, the tender offer is subject to certain conditions, including, among others, that a governmental or regulatory authority may prohibit or delay the consummation of the transaction, that our shareholders or a governmental or regulatory authority may institute legal proceedings against us that have a materially adverse effect on our business, or that our business is materially and adversely affected by other events, including industry and economic conditions outside of our control. If the transaction does not close, our stock price may significantly decrease, and it may materially impact our business. Among other things, we could lose customers, our management could be distracted, we could suffer increased employee attrition, and we could suffer further delays in complying with our periodic reporting requirements. For additional risk factors, please see our Annual Report on Form 10-K for the fiscal year ended January 30, 2004, our subsequent quarterly reports on Form 10-Q, and our current reports filed on Form 8-K.